

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Steven Kaplan
Chief Financial Officer
Ignyte Acquisition Corp.
640 Fifth Avenue
New York, NY 10019

      Re: Ignyte Acquisition Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 31, 2022
          File No. 001-39951

Dear Mr. Kaplan:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences